PREMIUM NICKEL RESOURCES LTD. PROVIDES
UPDATE ON SELEBI MINES PROJECT

Toronto, Ontario, August 16, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) ("PNRL" or the "Company") is pleased to provide an update on the ongoing activities and progress at its 100% owned Selebi nickel-copper-cobalt ("Ni-Cu-Co") sulphide mines in Botswana. The Company has commenced the second phase of a focused strategy to develop the past-producing Selebi North and Selebi Main mines (together, the "Selebi Mines") with the initial objective of defining a mineral resource estimate on the Selebi Mines in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and, pending positive results, the completion of a preliminary economic assessment ("PEA") on the Selebi Mines.

Underground Dilling at Selebi North

Underground drilling has commenced at the Selebi North deposit, with the initial phase targeting the historic resource area and stepping out immediately down plunge in an effort to expand the resource and demonstrate upside potential. Underground infrastructure refurbishment is ongoing and includes excavation and development of nine drill bays and exploration drifts totalling 320 metres. In addition, the Company is studying possible southward extension of the primary exploration drift at Selebi North, to facilitate drilling to test the borehole electromagnetic ("BHEM") targets that indicate that mineralization is continuous between the Selebi Main and Selebi North Mines.

While phase 1 drilling was performed entirely by independent contractors, the current drill program is being conducted with Company-owned drill rigs operated by teams comprising both independent contractors and Company-trained employees.

The planned underground drill program at Selebi North comprises approximately 52 holes, totaling approximately 32,000 metres. Drill holes collared from the Selebi North underground development will primarily target the historic mineral estimate and its down-plunge extent, supported by high conductance sources of BHEM anomalies identified during the Company's 2022 and 2023 BHEM program. The program will also test targets located to the south of the Selebi North historical workings to gather additional information as to whether the known Selebi North and Selebi Main deposits are part of a single mineralized system and are connected at depth (see figure 1).

Database Management and Field Work

PNRL continues to clean historic holes at Selebi North and Selebi Main for the collection of gyro and BHEM data. Selected historic drill core is re-logged for detailed lithology and structural measurements. Future work at Selebi North and Selebi Main will include the continuation of the hole cleaning, gyro and BHEM programs, as well as the development of a 3D geology and structural model through structural and geological studies. The brownfields exploration potential on the Selebi Mining Licence is also being evaluated through data compilation and field work.

Expansion of Selebi Mining Licence

The Company has entered into a binding commitment letter with the Liquidator of BCL Limited, which is subject to customary final documentation, to acquire a 100% interest in two additional deposits ("Phikwe South" and the "Southeast Extension") located adjacent to and immediately north of the Selebi North mine. The impact is to extend the northern boundary of the Selebi Mining Licence by 3.7 kilometres and increase the Selebi Mining License area from 115.0 square kilometres to 153.7 square kilometres (see figure 2). While the remaining historic resources at Phikwe South and Southeast Extension occur within the expanded Selebi Mining Licence, the amended licence intentionally does not include the historic mine workings and infrastructure at these previously-producing properties, and the Company has no liability for historic environmental issues at those sites.

The upfront cost to the Company to acquire these additional mineral properties is US$1 million. In addition, the Company has agreed to additional work commitments of US$5 million over the next four years. As a result of the extension of the Selebi Mining Licence, the remaining asset purchase obligations of the Company outlined in the original Selebi Mines asset purchase agreement with the Liquidator will each increase by 10%, while the trigger events remain unchanged. The existing 2% net smelter royalty ("NSR") held by the Liquidator with respect to production from the Selebi Mining Licence will also apply to production from these additional deposits, subject to the Company's existing buy-back right for 50% of the NSR.

The stated historic estimates for the newly-acquired mineralized zones are shown below in Table 1. These estimates were prepared by BCL Limited in accordance with South African Mineral Resource Committee ("SAMREC") standards and do not comply with NI 43-101 (see below under the heading "Historic Resource Estimate").

Table 1. Historic Estimates at Phikwe and Selebi Mines as at September 30, 2016.

	MEASURED			INDICATED			INFERRED
	TONNES	GRADES		TONNES	GRADES		TONNES	GRADES
		Ni %	Cu %		Ni %	Cu %		Ni %	Cu %
SELEBI NORTH	712,344	1.24	1.03	1,138,247	1.27	1.13	2,792,780	0.93	0.87
SELEBI MAIN	365,577	1.01	2.19	6,824,205	1.05	2.29	4,090,466	0.86	1.21
SOUTHEAST EXTENTION	203,891	1.17	0.88	589,730	0.87	0.66	4,599,717	0.82	0.61
PHIKWE SOUTH	603,987	0.50	0.43	2,582,541	0.58	0.48	26,482,259	0.53	0.43

The Selebi and Phikwe mineral resources are part of the same mineralized event, but further work is required to determine the relationship between the various deposits (figure 3).

The mineralization at Phikwe South is a thicker, lower-grade zone hosted in amphibolite as compared to the Southeast Extension mineralization that is a narrow, higher-grade deposit hosted in country rock gneiss. Selected historic intercepts at Phikwe South include 0.89% Ni and 0.51% Cu over 5.40 metres and 0.65% Ni and 0.36% Cu over 4.30 metres. Higher grade historic intervals at Phikwe South include 2.20% Ni and 0.14% Cu over 1.90 metres and 1.20% Ni and 0.40 % Cu over 1.70 metres. At Southeast Extension, highlighted historic intervals include 1.39% Ni and 0.86% Cu over 1.90 metres, 1.03% Ni and 0.69% Cu over 1.80 metres and 1.65% Ni and 1.15% Cu over 2.00 metres.

Phikwe South is the most southern portion of the large Phikwe mineralized system that commenced production in 1972. In the twenty years between 1997 and its closure in 2016, the Phikwe operation produced 21.3Mt grading 0.50% nickel and 0.52% copper. Southeast Extension is a distinct orebody that went into production in 1997 and produced 6.5Mt grading 1.06% nickel and 0.74% copper until its closure in October 2016.

Keith Morrison, CEO, commented: "The primary focus of the Company is, and will continue to be, the ongoing resource development work relating to the Selebi North and Selebi Main properties, and the area in-between. The start of our underground drilling program is an important milestone. It comes after the successful preliminary refurbishment of the Selebi North (#4) shaft and declines, including safety, power, ventilation and pressurized air support and the procurement of our initial underground mining equipment, including three drill rigs and one blasting rig. We have also hired and trained a staff of local mine workers to operate the mine in a safe and compliant manner. The benefits of this approach are expected to include:

  shorter drill hole lengths will reduce time and costs and increase precision for each hole;
  better drilling equipment and techniques will increase productivity and reduce costs;
  ownership of the underground equipment and development of a trained company workforce will provide additional flexibility and reduce costs while improving efficiency and safety;
  reduced dependence on the local supply chain of underground mining goods and services that is still recovering from the impacts of the collapse of BCL and the global pandemic; and
  an overall reduction in the time and cost of drilling to advance the project.

Selebi North is located in the nose of a regional fold that controls the shape and thicknesses of high-grade mineralization. Our geophysical images define priority large high conductance targets. The objective of the Company's current drilling program is to create a mineral resource estimate prepared in accordance with NI 43-101 while producing additional structural information to support efficient drilling of deeper priority targets as we progress.

In addition to the development work at the Selebi Mines, we are actively exploring alternative approaches to ore processing and tailings management that do not rely on traditional smelting methods and are distinct from those described in previous economic studies. Initial hydrometallurgical test work is currently in progress at SGS laboratories in Lakefield, Ontario with the objective of defining a processing stream that will increase Ni-Co recoveries and payability.

The consolidation of the Phikwe and Southeast Extension deposits into the Selebi Mining Licence represents a logical, additional long-term opportunity for us. Our BHEM surveys have already detected the continuity of the Southeast Extension deposit trending southward under the pre-existing northern boundary of the Selebi Mining Licence as shown in figure 3. A pre-emptive acquisition of these resources at this time preserves that potential for the future benefit of the Company and, at the same time, reduces the risk and complications of having another group developing those assets in competition with us. Our initial work program for these properties will include compilation work and cleaning drillholes to facilitate gyro and borehole electromagnetic surveys similar to the initial work completed on the Selebi Mines."

Corporate Social Responsibility

PNRL's commitment to sustainability begins with minimizing the ecological footprint. The Company employs cutting-edge technologies and innovative practices to reduce energy consumption, conserve water resources, and optimize waste management. However, sustainability goes beyond environmental stewardship. Through educational initiatives, programs aimed at skill development, and projects promoting health and wellness, PNRL is fully-committed to advancing socio-economic progress and safeguarding the cultural heritage of both the Selebi Phikwe region and the entirety of Botswana. On September 30, 2023, the Company is scheduled to host its second annual Tsholofelo Carnival, aiming to inject vibrancy into the community, uphold time-honored traditions, and strengthen economic revitalization. This year's carnival theme is "Unity in Diversity". PNRL's approach to CSR is deeply rooted in a robust public-private partnership ethos, fostering close collaboration with governmental bodies, corporate entities, and non-governmental organizations. This collaborative effort ensures the Carnival's sustained viability, widespread outreach, and profound impact.

Our commitment to CSR also extends throughout our supply chain. We hold ourselves and our partners to the highest ethical standards, promoting fair labor practices, safe working conditions, and respect for human rights. Collectively, PNRL aims is to establish a responsible and transparent ecosystem that brings benefits to all stakeholders involved.

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Sharon Taylor, Chief Geophysicist of the Company, who is a "qualified person" for the purposes of NI 43-101.

Technical Report

Scientific and technical information relating to the Selebi Mine is supported by the technical report titled "Technical Report on the Selebi Mines, Central District, Republic of Botswana, Report for NI 43-101", dated June 16, 2022 (effective date of March 1, 2022) (the "Selebi Technical Report"), and prepared by SLR Consulting (Canada) Ltd. for PNRL. Reference should be made to the full text of the Selebi Technical Report, including to review the assumptions, limitations and data verification relating to the historic data compilation presented in this news release, which was prepared in accordance with NI 43-101 and is available electronically on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile.

Historic Resource Estimate

The historical mineral resource estimate reported herein (the "Historic Resource") was calculated for the Selebi North, Selebi Main, Phikwe South and Southeast Extension deposits in accordance with SAMREC, in 2016, and does not comply with NI 43-101. To that end, the Historic Resource is considered to be historical in nature and should not be relied upon as a current mineral resource estimate. While management believes that the Historic Resource could be indicative of the presence of mineralization on the deposits, a qualified person for purposes of NI 43-101 has not completed sufficient work to classify the historical mineral estimates as current mineral resource estimates and PNRL is not treating the historical mineral estimates as current mineral resource estimates.

BHEM Surveys

The BHEM surveys at Selebi utilize the Crone PEM system operated by local Batswana staff. Survey data is collected using a 3 component fluxgate probe collecting full waveform data. Surveys have been collected using timebases between 50 and 1000ms (0.25 Hz to 5Hz). The data has been processed to a calculated residual step response to better quantify the conductive sources. This added processing has proven to be invaluable because of the size of the highly conductive mineralized system.

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana. We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chairman and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President, Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Statements:

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation based on expectations, estimates and projections as at the date of this news release. Forward-looking information involves risks, uncertainties and other factors that could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking information in this news release includes, but is not limited to, the ability of the Company to implement its drilling, geoscience and metallurgical work on its properties and work plans generally; the implementation of the objectives, goals and future plans of the Company including the proposed advancement of the Selebi Mines, defining mineral resource estimates on the Selebi Mines in accordance with NI 43-101, completing PEAs on the Selebi Mines; the benefits and anticipated costs of acquiring Phikwe South and the Southeast Extension; the relationships between, and continuity of, the various deposits (if any); the benefits of the Company's approach to exploration; management's belief that the Historic Resource could be indicative of the presence of mineralization on the deposits; and the anticipated benefits of the Company's approach to the resource development plan. These forward-looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Factors that could cause actual results to differ materially from such forward-looking information include, but are not limited to, capital and operating costs varying significantly from estimates; the preliminary nature of metallurgical test results; the ability of exploration results to predict mineralization or the feasibility of mine production; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; inflation; fluctuations in commodity prices; delays in the development of projects; the other risks involved in the mineral exploration and development industry; and those risks set out in the Company's public disclosure record on SEDAR+ (www.sedarplus.com) under PNRL's issuer profile. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Figure 1: Selebi North Proposed Drilling and Exploration Drifts

Figure 2: Selebi Mining Licence Extension

27°48'E
27°50'E
27°52'E
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PHIKWE SHAFT 1
PHIKWE SHAFT 3
Mining Licence Boundary
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Phikwe South
Phikwe SE Extension
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Selebi North
SELEBI NORTH
SND-22-005 (a,b,c & d)
sd145x
SMD-22-006a (W1 & W2)
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SMD-22-010 RAB
SMD-22-011 RAB
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Selebi Main
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SELEBI
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Legend
2016 Historical Resources
Phikwe South
Phikwe SE Extension
Selebi Central
Selebi Main
Selebi North
Historical Drill Holes
Historical surface hole
Underground hole
Surveyed with BHEM
PNRL Drill Holes
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Selebi Upper Zone
Selebi Lower Zone
Third Zone
Other Symbols
Mine shaft
UG workings
Property
Mining licence boundary

Figure 3: Selebi North, Selebi Main including Phikwe South and Southeast Extension Long Section: Drilling & Modeled BHEM Conductors